Exhibit 99.2

Xinyuan Real Estate Co., Ltd. Announces Third Quarter 2018 Financial Results

BEIJING, China, November 13, 2018 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and also in other countries, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	On January 1, 2018, the Company adopted ASC 606 to recognize revenue for contracts executed after the adoption on an “over time” basis using costs incurred, an input measure. As such, third quarter results reflect the adoption of ASC 606 and may not be directly comparable to prior periods.

•	Contract sales decreased 5.5% to US$571.3 million from US$604.5 million in the third quarter of 2017 and decreased 9.9% from US$633.9 million in the second quarter of 2018.

•	Total revenue increased 23.4% to US$595.5 million from US$482.4 million in the third quarter of 2017 and increased 67.4% from US$355.8 million in the second quarter of 2018.

•	Gross profit increased 37.1% to US$149.2 million, or 25.1% of total revenue, from US$108.8 million, or 22.6% of total revenue, in the third quarter of 2017 and increased 36.4% from US$ 109.4 million, or 30.7% of total revenue, in the second quarter of 2018.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue decreased to 8.0% from 10.6% in the third quarter of 2017 and 13.2% in the second quarter of 2018.

•	Net income increased 44.8% to US$23.9 million from US$16.5 million in the third quarter of 2017 and increased from a net loss of US$9.3 million in the second quarter of 2018.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.31 compared to diluted net earnings per ADS of US$0.22 in the third quarter of 2017 and net loss per ADS of US$0.10 in the second quarter of 2018.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “Contract sales during the third quarter of 2018 once again experienced downward pressure because of a slowing economy and continued tight regulations on China’s property market. However, we were able to offset these market uncertainties due to our strategically located projects in tier-two cities and our strong operational execution, resulting in a 67.4% increase in our top line from the prior quarter and a 23.4% increase from the prior year period. This translated into bottom-line growth of 44.8% year-over-year.”

Mr. Zhang added, “In the third quarter of 2018, we commenced pre-sales of four projects, mainly in tier-two cities where housing demand continues to be strong, including Changsha Furong Thriving Family, Chengdu Xinyuan City I, Kunshan Xinyu Jiayuan, and Xingyang Splendid IV. We were also able to expand our land bank with the strategic acquisition of Dalian International Health Technology Town. This acquisition helps unlock our growth potential in Northeastern area of China. With an enlarged land bank, and an expanded global footprint, we are well positioned for long-term growth.

“We remain optimistic about our revenue growth and contract sales for the fourth quarter and we remain focused on our strategic priorities of rolling out projects in tier-one and tier-two cities. Our effective execution will help strengthen our ability to meet our goals for the fourth quarter. We’re also pleased to announce another quarterly dividend payment to shareholders,” concluded Mr. Zhang.

Third Quarter 2018 Financial Results

Contract Sales

Contract sales in China totaled US$571.3 million in the third quarter compared to US$597.5 million in the third quarter of 2017 and US$630.3 million in the second quarter of 2018.

The Company’s GFA sales in China were 277,500 square meters in the third quarter of 2018 compared to 369,500 square meters in the third quarter of 2017 and 282,900 square meters in the second quarter of 2018.

The average selling price (“ASP”) per square meter sold in China was RMB13,406 (US$2,059) in the third quarter of 2018 compared to RMB10,994 (US$1,616) in the third quarter of 2017 and RMB14,173 (US$2,226) in the second quarter of 2018.

The Company commenced pre-sales of four new projects in the third quarter of 2018, Changsha Furong Thriving Family, Chengdu Xinyuan City I, Kunshan Xinyu Jiayuan, and Xingyang Splendid IV, which contributed 37.2% and 32.0% of total GFA sales and total contract sales, respectively.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q3 2017		Q2 2018		Q3 2018
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)	(m2 ’000s)	(RMB)
Xingyang Splendid II	1.4	6,973	0.3	9,939	1.2	13,900
Kunshan Royal Palace	6.2	25,987	0.2	22,313	-	-
Jinan Royal Palace	29.7	12,457	27.4	16,341	25.9	16,426
Xuzhou Colorful City	0.6	11,138	0.8	10,495	0.1	10,989
Chengdu Thriving Family	10.2	15,061	1.3	16,011	1.1	8,012
Changsha Xinyuan Splendid	7.4	13,726	3.7	15,869	0.2	19,771
Sanya Yazhou Bay No.1	1.6	15,313	12.0	25,758	-0.9	23,515
Xi’an Metropolitan	7.2	9,497	4.5	7,480	1.8	10,546
Zhengzhou Xindo Park	8.1	8,552	0.4	7,560	4.1	8,015
Jinan Xin Central	9.2	12,151	9.2	14,073	1.3	12,839
Henan Xin Central I	28.5	4,093	1.0	15,342	0.3	18,931
Zhengzhou Fancy City I	18.8	5,155	1.2	10,989	0.2	17,481
Zhengzhou Fancy City II (South)	2.9	13,995	0.8	14,103	0.4	17,780
Tianjin Spring Royal Palace I	6.2	11,617	0.1	16,294	-	-
Kunshan Xindo Park	11.5	22,198	4.3	23,585	2.4	24,014
Zhengzhou International New City I	35.3	10,141	6.0	25,102	2.3	25,725
Henan Xin Central II	28.0	8,379	6.2	12,351	0.2	16,913
Xingyang Splendid III	47.4	7,217	13.2	7,934	2.7	8,018
Changsha Mulian Royal Palace	32.8	11,291	29.2	10,188	4.0	14,445
Zhengzhou International New City II	69.0	13,783	1.7	13,671	3.4	13,388
Zhengzhou International New City III A	-	-	1.2	13,611	-0.1	14,150
Zhengzhou Fancy City II (North)	-	-	35.3	9,801	2.5	9,567
Tianjin Spring Royal Palace II	-	-	11.5	14,124	23.6	12,691
Zhengzhou International New City III D	-	-	29.6	14,282	14.0	14,264
Zhengzhou Hangmei International Wisdom City I	-	-	16.2	7,195	18.9	7,230
Zhengzhou International New City III B	-	-	51.3	13,996	54.5	14,135
Changsha Furong Thriving Family	-	-	-	-	68.4	9,773
Chengdu Xinyuan City I	-	-	-	-	7.1	9,988
Kunshan Xinyu Jiayuan	-	-	-	-	13.1	26,108
Xingyang Splendid IV	-	-	-	-	14.7	7,576
Suzhou Suhe Bay (Suzhou Wujiang New City) *	-	-	-	-	9.6	21,722
Others	7.5	-	14.3	-	0.5	-
Total	369.5	10,994	282.9	14,173	277.5	13,406

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

Revenue

In the third quarter of 2018, the Company’s total revenue increased 23.4% to US$595.5 million from US$482.4 million in the third quarter of 2017 and increased 67.4% from US$355.8 million in the second quarter of 2018.

Gross Profit

Gross profit for the third quarter of 2018 was US$149.2 million, or 25.1% of revenue, compared to a gross profit of US$108.8 million, or 22.6% of revenue, in the third quarter of 2017 and a gross profit of US$109.4 million, or 30.7% of revenue, in the second quarter of 2018.

Selling, General and Administrative Expenses

SG&A expenses were US$47.7 million for the third quarter of 2018 compared to US$51.0 million for the third quarter of 2017 and US$47.0 million for the second quarter of 2018. As a percentage of total revenue, SG&A expenses were 8.0% compared to 10.6% in the third quarter of 2017 and 13.2% in the second quarter of 2018.

Net Income/(loss)

Net income for the third quarter of 2018 was US$23.9 million compared to net income of US$16.5 million for the third quarter of 2017 and net loss of US$9.3 million for the second quarter of 2018. Net margin increased from 3.4% in the third quarter of 2017 and increased from negative 2.6% in the second quarter of 2018 to 4.0% for the third quarter of 2018. Diluted net earnings were US$0.31 per ADS in the third quarter of 2018 compared to diluted net earnings of US$0.22 per ADS in the third quarter of 2017 and diluted net loss of US$0.10 per ADS in the second quarter of 2018.

Balance Sheet

As of September 30, 2018, the Company’s cash and cash equivalents (including restricted cash) decreased to US$1,416.9 million from US$1,451.5 million as of June 30, 2018. Total debt outstanding was US$4,084.4 million, which reflected an increase of US$498.9 million compared to US$3,585.5 million at the end of the second quarter of 2018. The balance of the Company’s real estate properties under development at the end of the third quarter of 2018 was US$4,469.1 million compared to US$3,694.8 million at the end of the second quarter of 2018.

Adoption of ASC606

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (“ASC 606”) issued by the Financial Accounting Standards Board. The Company adopted ASC 606 using the modified retrospective approach and applied the adoption only to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

The following tables show the actual annual 2017 operating results and the annual 2017 operating results if the Company had adopted ASC 606 on January 1, 2017.

2017 Financial Results Prior to ASC 606

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD’000	USD’000	USD’000	USD’000	USD’000
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,976,907	280,714	488,165	482,373	725,655
Gross Profit	459,628	62,567	107,922	108,842	180,297
Gross Profit Margin	23.2%	22.3%	22.1%	22.6%	24.8%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	193,228	22,042	46,678	38,895	85,613
Income Taxes	113,117	14,625	25,901	22,366	50,225
3. Net Profit	80,111	7,417	20,777	16,529	35,388

2017 Financial Results Adjusted for ASC 606 Adoption

	2017 Total	2017 Q1	2017 Q2	2017 Q3	2017 Q4
	USD’000	USD’000	USD’000	USD’000	USD’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract Sales	2,465,663	305,382	732,476	604,520	823,285
1. Revenue	1,584,038	354,572	184,834	247,499	797,133
Gross Profit	346,635	70,098	31,576	49,599	195,362
Gross Profit Margin	21.9%	19.8%	17.1%	20.0%	24.5%
SG&A	212,568	35,505	47,894	50,976	78,193
Interest Expense	66,153	9,325	20,195	11,418	25,215
2. Profit Before Income Taxes	80,235	29,573	(29,669)	(20,347)	100,678
Income Taxes	75,653	19,295	890	7,991	47,477
3. Net Profit	4,582	10,278	(30,559)	(28,338)	53,201

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the third quarter of 2018.

Project	GFA
	(m2 ’000s)
	Total Active Project	Sold to date	Unsold to date
Xingyang Splendid II	137.0	82.9	54.1
Kunshan Royal Palace	280.6	278.9	1.7
Jinan Royal Palace	449.5	425.8	23.7
Xuzhou Colorful City	130.7	119.7	11.0
Chengdu Thriving Family	203.4	198.1	5.3
Changsha Xinyuan Splendid	251.7	245.3	6.4
Sanya Yazhou Bay No.1	117.6	100.5	17.1
Xi’an Metropolitan	290.6	267.3	23.3
Zhengzhou Xindo Park	134.4	131.9	2.5
Jinan Xin Central	194.4	179.7	14.7
Henan Xin Central I	262.2	252.4	9.8
Zhengzhou Fancy City I	166.7	160.1	6.6
Zhengzhou Fancy City II (South)	84.1	81.9	2.2
Tianjin Spring Royal Palace I	139.2	131.0	8.2
Kunshan Xindo Park	89.0	82.8	6.2
Zhengzhou International New City I	360.7	338.2	22.5
Henan Xin Central II	109.5	103.8	5.7
Xingyang Splendid III	121.1	114.7	6.4
Changsha Mulian Royal Palace	91.1	89.5	1.6
Zhengzhou International New City II	176.0	162.6	13.4
Zhengzhou International New City III A	96.0	95.2	0.8
Zhengzhou Fancy City II (North)	108.5	79.8	28.7
Tianjin Spring Royal Palace II	144.6	37.8	106.8
Zhengzhou International New City III D	46.1	43.7	2.4
Zhengzhou Hangmei International Wisdom City I	64.7	35.0	29.7
Zhengzhou International New City III B	118.8	105.8	13.0
Changsha Furong Thriving Family	72.3	68.4	3.9
Chengdu Xinyuan City I	76.1	7.1	69.0
Kunshan Xinyu Jiayuan	108.2	13.1	95.1
Xingyang Splendid IV	22.0	14.6	7.4
Suzhou Suhe Bay (Suzhou Wujiang New City) *	62.6	9.6	53.0
Others	64.0	-	64.0
Total active projects	4,773.4	4,057.2	716.2

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

As of September 30, 2018, the Company’s total saleable GFA was approximately 5,874,300 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA (m2 ’000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace	102.3	To be determined
Xinyuan Chang’an Royal Palace	226.0	To be determined
Xinyuan Golden Water View City	340.0	2018Q4
Zhengzhou International New City III C	76.2	2018Q4
Zhengzhou International New City IV	187.1	2018Q4
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	1,426.2	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal	380.0	To be determined
Zhengzhou Fancy City III	83.0	2018Q4
Zhengzhou Hangmei International Wisdom City II	75.8	2018Q4
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	192.7	To be determined
Zhengzhou Zhongmou Project	480.0	To be determined
Suzhou Galaxy Bay (Suzhou Yinhewan Project)	89.7	To be determined
Chengdu Xinyuan City(all land is grouped together and will be developed gradually)	796.9	To be determined
Wuhan Canglong Royal Palace (Wuhan New Project)	185.0	To be determined
Jinan Royal Spring Bay (Jinan Zhangqiu Project)	118.0	2018Q4
Suzhou New Project	24.0	2018Q4
Qingdao Royal Dragon Bay (Qingdao West Coast Project)	155.0	2018Q4
Dalian International Health Technology Town(newly added)	150.2	2018Q4
Total projects under planning	5,158.1
Total active projects	716.2
Total of all Xinyuan unsold projects in China	5,874.3

Real Estate Project Update in the United States

As of September 30, 2018, a total of 176 units out of 216 units were sold and closed at the Company’s Oosten project in Brooklyn, New York City, with total revenue from this project reaching US$259.3 million. During the first nine months of 2018, revenues were US$8.8 million.

The Company has completed excavation and foundation work for Hudson Garden project in the Hell’s Kitchen area of Manhattan, New York City. The design drawings were optimized, increasing the number of units from 82 to 92. Of the 38,000 SF of retail/commercial space a total of 29,000 SF has been leased to the U.S. department store retailer Target with a 20-year lease. Soft launch of sales is scheduled to begin in the last quarter of 2018.

The Company continues to execute on the planning, governmental approvals, and pre-development activities of its ground-up project in Flushing, New York City. The Landmark Protection Committee approved the Company’s landmark protection plan and awarded the Company a Certificate of Appropriateness. Transfer phase for landmarked artifacts is near to be completed by the end of 2018. Offsite restoration work will follow at a later date.

Real Estate Project Update in the United Kingdom

During the third quarter of 2018, another 11 floors were added to the structural core of the Madison project, resulting in 34 out of 53 floors built. Construction remains on track for completion in 2020. While a slowing economy in the UK and heightened Brexit uncertainty caused a low sales conversion rate, international demand remains robust.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 131 apartments have been sold with more reservations during the period expected to yield sales in the fourth quarter.

Business Outlook

The 2018 business outlook reflects the modified retrospective adoption of ASC 606 and may not be comparable to prior year periods.

For the fourth quarter of 2018, the Company expects contract sales to be approximately US$1,158.0 million.

For 2018, the Company expects an increase in contract sales of about 10% and an increase in consolidated net income of 15% to 20% over 2017.

This guidance excludes any potential foreign currency translation impact.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on November 13, 2018 to discuss third quarter 2018 results. Listeners may access the call by dialing:

US Toll Free: 1-888-256-1007

International: 1-323-994-2093

A webcast will also be available through the Company’s investor relations website at http://ir.xyre.com.

A replay of the call will be available through November 20, 2018 by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 9099342

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)

Total revenue	595,460	355,832	482,373

Total costs of revenue	(446,284)	(246,452)	(373,532)
Gross profit	149,176	109,380	108,841

Selling and distribution expenses	(12,282)	(14,135)	(18,890)
General and administrative expenses	(35,414)	(32,888)	(32,085)

Operating income	101,480	62,357	57,866

Interest income	8,084	7,100	5,454
Interest expense	(21,778)	(24,704)	(11,418)
Net realized gain on short-term investments	2,119	474	1,017
Unrealized (loss)/gain on short-term investments	(1,121)	(696)	2,434
Other expense	(443)	(1,037)	(3)
Loss on extinguishment of debt	-	-	(15,880)
Exchange loss	(15,451)	(22,518)	(189)
Share of loss of equity investees	(2,620)	(3,227)	(386)

Income from operations before income taxes	70,270	17,749	38,895

Income taxes	(46,415)	(27,046)	(22,366)

Net income/(loss)	23,855	(9,297)	16,529
Net (income)/loss attributable to non-controlling interest	(3,729)	2,506	(2,453)
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	20,126	(6,791)	14,076

Earnings/(loss) per ADS:
Basic	0.32	(0.10)	0.22
Diluted	0.31	(0.10)	0.22
ADS used in computation:
Basic	63,734	64,803	64,333
Diluted	64,472	65,877	65,347

	Nine months ended
	September 30,	September 30,
	2018	2017
	(unaudited)	(unaudited)

Total revenue	1,125,389	1,251,252

Total costs of revenue	(828,130)	(971,921)
Gross profit	297,259	279,331

Selling and distribution expenses	(38,592)	(47,449)
General and administrative expenses	(95,894)	(86,925)

Operating income	162,773	144,957

Interest income	21,534	12,428
Interest expense	(76,266)	(40,938)
Net realized gain on short-term investments	3,830	3,862
Unrealized (loss)/gain on short-term investments	(2,058)	4,212
Other (expense)/income	(1,272)	156
Loss on extinguishment of debt	-	(15,880)
Exchange loss	(26,330)	(286)
Share of loss of equity investees	(6,769)	(894)

Income from operations before income taxes	75,442	107,617

Income taxes	(73,602)	(62,891)

Net income	1,840	44,726
Net loss/(income) attributable to non-controlling interest	1,092	(14,109)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	2,932	30,617

Earnings per ADS:
Basic	0.05	0.48
Diluted	0.04	0.47
ADS used in computation:
Basic	64,443	64,217
Diluted	65,489	65,618

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	1,000,886	1,067,179	894,551
Restricted cash	416,060	384,276	566,676
Short-term investments	243,036	99,244	57,740
Accounts receivable	77,743	37,508	100,553
Other receivables	114,829	51,575	73,194
Deposits for land use rights	43,610	202,255	103,716
Other deposits and prepayments	316,974	169,105	272,022
Advances to suppliers	56,026	50,977	36,731
Real estate properties development completed	678,029	710,504	840,393
Real estate properties under development	4,469,128	3,694,817	1,996,001
Contract assets	18,517	16,990	-
Amounts due from related parties	157,422	136,287	125,662
Amounts due from employees	4,420	3,307	2,174
Other current assets	910	656	799

Total current assets	7,597,590	6,624,680	5,070,212

Real estate properties held for lease, net	272,526	286,689	277,933
Property and equipment, net	32,241	30,378	32,386
Long-term investment	612,901	842,508	829,773
Deferred tax assets	136,828	142,772	82,006
Deposits for land use rights	21,804	22,670	22,956
Amounts due from related parties	29,538	30,020	24,666
Other assets	134,920	169,103	44,502

TOTAL ASSETS	8,838,348	8,148,820	6,384,434

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	626,425	491,159	690,839
Short-term bank loans and other debt	190,932	167,338	247,758
Customer deposits	2,490,508	2,639,504	438,342
Income tax payable	110,353	114,878	169,839
Other payables and accrued liabilities	496,956	266,547	300,120
Payroll and welfare payable	10,093	10,288	31,445
Current portion of long-term bank loans and other debt	2,105,469	1,690,379	1,648,233
Current maturities of capital lease obligations	4,629	5,059	4,472
Mandatorily redeemable non-controlling interests	14,159	15,853	15,593
Amounts due to related parties	70,044	119,190	128,178

Total current liabilities	6,119,568	5,520,195	3,674,819

Non-current liabilities
Long-term bank loans	622,849	297,524	11,019
Other long term debt	1,165,132	1,430,226	1,404,814
Deferred tax liabilities	202,878	141,404	164,204
Unrecognized tax benefits	31,231	31,231	31,231
Capital lease obligations, net of current maturities	8,409	8,408	11,415
Amounts due to related parties	30,702	30,964	29,919
TOTAL LIABILITIES	8,180,769	7,459,952	5,327,421

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(78,265)	(70,757)	(67,792)
Additional paid-in capital	543,253	546,238	543,338
Statutory reserves	105,844	105,848	105,660
Retained earnings	94,317	80,619	382,124
Accumulated other comprehensive (loss)/income	(29,068)	8,250	29,226

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	636,097	670,214	992,572
Non-controlling interest	21,482	18,654	64,441
Total equity	657,579	688,868	1,057,013
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,838,348	8,148,820	6,384,434